OMB APPROVAL OMB Number: 3235-0186
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Expires: November 30,2015
Estimated average burden hours per response 19.5

FORM N-8B-2
REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
WHICH ARE CURRENTLY ISSUING SECURITIES
Pursuant to Section 8(b) of the Investment Company Act of 1940

Name of Unit Investment Trust: HEISEY JEFFREY WALTER DBA JEFFREY WALTER HEISEY

[X] Not the issuer of periodic payment plan certificates.

[ ] Issuer of periodic payment plan certificates.

I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust:
HEISEY JEFFREY WALTER DBA JEFFREY WALTER HEISEY
EIN: Not Applicable
   (b) Title of each class or series of securities issued by the trust:
American Depositary Receipts

2. Name, principal business address with Zip Code and the Internal Revenue
Service Employer Identification Number of each depositor of the trust:

JEFFREY WALTER HEISEY
General Post-Office
West Oakland Park Boulevard — 1900
Fort Lauderdale, UM UM-99
EIN: 164523344

Heisey, Jeffrey Walter dba JEFFREY WALTER HEISEY
1314 E LAS OLAS BLVD STE 610, FORT LAUDERDALE, FL 33301
EIN: 164523344

3. Name, principal business address with Zip Code and the Internal Revenue
Service Employer Identification Number of each custodian or trustee of the trust
indicating for which class or series of securities each custodian or trustee is
acting:

HEISEY JEFFREY WALTER
General Post-Office
West Oakland Park Boulevard — 1900
Fort Lauderdale, UM UM-99
EIN: Not Applicable
Security Class: American Depositary Receipts

4. Name, principal business address with Zip Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust:

HEISEY JEFFREY WALTER
General Post-Office
West Oakland Park Boulevard — 1900
Fort Lauderdale, UM UM-99
EIN: Not Applicable

5. Furnish the name of state or other sovereign power, the laws of which govern with respect to the organization of the trust:

UNITED STATES MINOR OUTLYING ISLANDS

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities:

February 27, 2014 — execution date

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee:

Same as 6. (a) above.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930:

None

8. Date on which the fiscal year of the trust ends:

December 31st.

Material Litigation

9. Legal Proceedings Civil, Administrative/Other:

CIVIL
DEFENDANT: JEFFREY WALTER HEISEY
17TH JUDICIAL CIRCUIT BROWARD COUNTY FLORIDA CIVIL DIVISION
FINAL JUDGEMENT CLAIM AMOUNT CIVIL for CACE10032213: Unknown/Pending

ADMINISTRATIVE/OTHER
DEFENDANT: JEFFREY WALTER HEISEY
PLAINTIFF: STATE OF FLORIDA
FINAL CLAIM AMOUNT ADMINISTRATIVE/OTHER: Unknown/Pending

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

(a) The securities are of the bearer type.
(b) The securities are of the distributive type.
(c) The rights of security holders with respect to withdrawal or redemption:

The rights are absolute, singular and unified among the parties of the trust.

(d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters:

The rights are absolute, singular and unified among the parties of the trust.

(e) Not Applicable
(f) Not Applicable
(g) Not Applicable
(h) Not Applicable
(i) None

Information Concerning the Securities Underlying the Trust's Securities

11.   Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest;

An underlying security, incorporated by reference by SEC File # 001-36314 and SEC File # 001-363-15

12. Not Applicable

13. Not Applicable

Information Concerning the Operations of the Trust

14. Not Applicable

15. Not Applicable

16. Not Applicable

17.(a) With respect to depositary receipts instruments, they are on demand with maturity at presentment by bearer.

(b)1. Foreign Financial Institution: JEFFREY WALTER HEISEY
(b)2. US Financial Institution: Heisey, Jeffrey Walter DBA JEFFREY WALTER HEISEY

(c) Cancelled

18. (a) Pursuant to the Memorandum of Agreement and the commercial registry bailment statement, the income and/or distribution of funds are under singular person custody and control with unified and agreeable roles among the parties to the lawful purpose and policy of the trust.

(b)   Not Applicable

(c)   Not Applicable

(d)   Not Applicable

19. The undersigned Custodian maintains all records, information and applicable reports of the trust.

20. (a) Amendments to such indenture or agreement:

Amendments are agreeable as deemed necessary and beneficial among the parties.

(b) The extension or termination of such indenture or agreement:

Timely extensions and renewal of the indenture components are agreeable as deemed necessary among the parties. Termination is agreeable as deemed necessary among the parties or upon written agreement by a lawful representative of the Custodian / Parties.

(c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

Upon written agreement, pre-authorized as applicable, by a lawful representative of the Custodian / Parties.

(d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

Upon written agreement, pre-authorized, with guidelines and procedure directives to lawful representative of the Custodian/Parties.

(e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions:

Not Applicable

(f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed:

Not Applicable

21. Not Applicable

22. Not Applicable

23. Not Applicable

24. Not Applicable

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25A. JEFFREY WALTER HEISEY; Registered investment management company;
UNITED STATES MINOR OUTLYING ISLANDS; 12/12/2013.

25B. Heisey, Jeffrey Walter dba JEFFREY WALTER HEISEY;
U.S. Financial Institution and International Organization;
UNITED STATES MINOR OUTLYING ISLANDS; 08/12/2012.

26AB. Not Applicable

27A. Depositor: Heisey, Jeffrey Walter dba JEFFREY WALTER HEISEY
is engaged as a member United States Financial Institution.
Additional business activities include the nonprofit business operations
of the International Organization DUNS 078577765. There are no other
relationships outside of the this trust, in which the depositor has now,
or has previously held or maintained with any other investment company.

27B. Depositor: JEFFREY WALTER HEISEY is engaged as an Investment Management
Company and as a lead Foreign Financial Institution. All business activities of
the depositor relate to the trust and its parties. There are no other
relationships outside of the this trust, in which the depositor has now, or has
previously held or maintained with any other investment company.

28A(a). DEPOSITOR: JEFFREY WALTER HEISEY

Principal Officer, Director and Natural Person Information

There is only one Natural Person holding the sole Principal, Officer, Director
or Custodian position with the Depositor and who does hold the exclusive voting
securities of the Depositor. Except for the Depositor listed below, there are
no other companies in which a position of Officer or Director is held by the
Natural Person, Jeffrey Walter Heisey.

As at May 28, 2014

Ownership of all Securities of the Depositor

Securities owned of record which are also owned beneficially:

Incorporated by reference, see SEC FILE 001-36315

28B(a). DEPOSITOR: Heisey, Jeffrey Walter DBA JEFFREY WALTER HEISEY

Principal Officer, Director and Natural Person Information

There is only one Natural Person holding the sole Principal, Officer, Director
or Custodian position with the Depositor and who holds the exclusive voting
securities of the Depositor. Except for the Depositor listed above, there are
no other companies in which a position of Officer or Director is held by the
Natural Person, Jeffrey Walter Heisey.

As at May 28, 2014

Ownership of all Securities of the Depositor

Securities owned of record which are also owned beneficially:

Incorporated by reference, see SEC FILE 021-208692.

Ownership of all Securities of the Trust

Securities owned beneficially which are not owned of record:

Incorporated by Reference, see SEC FILE 001-36314.

28A(b). & 28B(b). Not Applicable

29A. & 29B. HEISEY JEFFREY WALTER, CIK # 0001589829

As at May 28, 2014

Securities owned of record which are also owned beneficially:

Incorporated by Reference, see SEC FILE 001-36314 and Bailment Exhibit

Controlling Persons

30. Not Applicable

31. Not Applicable

32. Not Applicable

33. Not Applicable

34. Not Applicable

IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Not Applicable

36. Not Applicable

37. Not Applicable

38(a). Distribution Method for Securities of the Trust

Custodian acting as issuer and underwriter originates certifiable, hardcopy or electronic equivalent, negotiable instrumentation; through and by way of Depositor(s) into a designated depositary receipt facility within the United States.

38(b). Not Applicable

38(c). Not Applicable

Information Concerning Principal Underwriter

39. (a) Type: Individual Company pursuant to SEC Foreign Issuer Policy; State: United States Minor Outlying Islands; Date Organized: October 21st, 2013

39. (b) National Association of Securities Dealers, Inc: CRD# 170365

40. Not Applicable

41(a). Business engagement include nonprofit ventures within the United States for the beneficial interest and lawfully compliant programs of the International Organization # 078577765; and to the inurement of its Principal. Currently, the Underwriter is only engaged with parties of the Trust.

41(b). U.S. Branch: 1314 E LAS OLAS BLVD STE 610, FORT LAUDERDALE, FL 33301; Person in Charge: Heisey, Jeffrey Walter
General Post-Office, West Oakland Park Blvd. — 1900, Fort Lauderdale, UM UM-99

41(c). Not Applicable

42. HEISEY JEFFREY WALTER;

There is only one Natural Person holding the sole Principal, Officer, Director or Custodian position with the Underwriter.

As at May 28, 2014

Ownership of Securities of the Trust

Securities owned beneficially which are not owned of record:

Incorporated by Reference, see SEC FILE 001-36314.

43. Not Applicable

44. Not Applicable

45. Not Applicable

46. Not Applicable

47. Not Applicable

V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48(a). HEISEY JEFFREY WALTER
       General Post-Office
       West Oakland Park Boulevard – 1900
       Fort Lauderdale, UM UM-99

48(b). Individual Company

48(c). UNITED STATES MINOR OUTLYING ISLANDS

48(d). Heisey, Jeffrey Walter, a Natural Person.

49. Not Applicable.

50. Not Applicable

VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Not Applicable

VII. POLICY OF REGISTRANT

52. Not Applicable

53(a). Exempt

53(b). Not Applicable

VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Not Applicable

55. Not Applicable

56. Not Applicable

57. Not Applicable

58. Not Applicable

59. Financial Statements are not applicable; pursuant to the fiscal year end of the parties and indenture origination dates.

59(a),(b),(c),(d)&(e). Financial Statements of the Trust: see item 59 above.

                              IX. EXHIBITS

See attached indenture documents:

A(1).

        EXHIBIT NAME: commercial_registry (1 page)

        EXHIBIT NAME: name_registry (1 page)

        EXHIBIT NAME: memo_agreement (1 page)

A(3) through A(11). Not Applicable

B(1). Not Applicable

B(2). Not Applicable

C. Not Applicable

X. SIGNATURE - UMI

Custodian does hereby certify under penalty of perjury under the laws of the United States of America, that this Registration Statement is true and correct. Pursuant to the requirements of the Investment Company Act of 1940 the custodian of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of FORT LAUDERDALE and State of UM on the 28th day of May, 2014.

Signature: /s/ Jeffrey Walter Heisey _____
        Jeffrey Walter Heisey, Principal / Registrant / Custodian for Trust

BY: /s/ Jeffrey Walter Heisey _____
      JEFFREY WALTER HEISEY, DEPOSITOR

BY: /s/ Jeffrey Walter Heisey _____
      Heisey, Jeffrey Walter DBA JEFFREY WALTER HEISEY, DEPOSITOR

BY: /s/ Jeffrey Walter Heisey _____
      Jeffrey Walter Heisey, Principal, Officer and Natural Person

X. SIGNATURE - USA

Pursuant to the requirements of the Investment Company Act of 1940 the custodian of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of FORT LAUDERDALE and State of FLORIDA on the 28th day of May, 2014.

Signature: _____
        Jeffrey Walter Heisey, Principal / Registrant / Custodian for Trust

BY: _____
      JEFFREY WALTER HEISEY, DEPOSITOR

BY: _____
      Heisey, Jeffrey Walter DBA JEFFREY WALTER HEISEY, DEPOSITOR

Signature: _____
        Jeffrey Walter Heisey, Natural Person, Principal and Officer

Attest: _____

Title: NOTARY PUBLIC / WITNESS   Seal:



DAN D. FORD
Notary Public - State of Florida
My Comm. Expires Sep 22, 2016
Commission # EE 203057